Filed pursuant to Rule 424(b)(3)
File Number: 333-136861-01

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 1, 2007)

GREAT LAKES DREDGE & DOCK CORPORATION

Shares of Common Stock Issuable upon Exercise of Warrants

The attached information updates and supplements the Prospectus dated May 1, 2007 of Great Lakes Dredge & Dock Corporation.

This Prospectus Supplement is dated June 19, 2007

Dividend Policy

Subject to certain considerations, we anticipate paying quarterly cash dividends of $1 million per quarter to holders of our common stock beginning in the fourth quarter of 2007.  The declaration and payment of dividends will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements, including restrictions and limitations contained in our senior credit facility and the indenture relating to our senior subordinated debt, and other factors as our board of directors deems relevant.  Accordingly, we cannot assure you that we will pay any such dividend.  Furthermore, we cannot make any assurances as to the size of any such dividend or that any such dividend, if declared, would continue in future quarters.

Recent Developments

Purchase of New Equipment

In April of 2007, we entered into agreements to purchase two dredges from C.F. Bean LLC: a 6,400 cubic yard hopper dredge to be named the “Terrapin Island,” and a hydraulic dredge, the “Meridian”.  We then assigned our right to purchase the Meridian to Weeks Marine, Inc. in exchange for the right to purchase from Weeks a larger hydraulic dredge subsequently named the “Ohio.”  The acquisition of the Ohio and attendant plant was completed on April 25, 2007 for a total purchase price of $13.3 million, and we plan to spend approximately $18 million to modify this dredge, with all amounts to be funded under our revolving credit facility or cash on hand.  The Terrapin Island purchase was completed on June 15, 2007.  We funded the $25.5 million purchase price through revolver borrowings and anticipate refinancing these borrowings through a long-term operating lease arrangement.

The Terrapin Island has historically had a high utilization rate and will augment our fleet of versatile hopper dredges, while the Ohio’s larger size will allow us to modify this vessel to create a world class hydraulic cutterhead dredge well suited for high margin capital and offshore beach nourishment work.  We intend to employ both vessels as soon as practicable, most likely during the last four months of 2007 and at some point over the next two years, we anticipate the Ohio will be taken out of service for a period of time to complete the modifications to the dredge.  Based on our prior equipment acquisition experience, we believe we will be able to efficiently integrate both the Terrapin Island and the Ohio to generate incremental revenues and earnings consistent with our historical margin levels for dredges of this type and size.  Through the acquisition from Bean, who has since effectively exited the U.S. market, we have strengthened our market position by assuming capacity previously controlled by a significant domestic competitor.

In addition to these new equipment purchases, we intend to spend approximately $10 million to construct an auxiliary vessel to support our electric cutterhead dredge the “Florida.”  We expect this vessel will yield significant efficiency improvements and increase the versatility of the Florida, expanding deployment opportunities and utilization rates for that vessel.

We expect that the acquisitions and the auxiliary vessel coupled with consolidated domestic capacity will contribute to our revenue growth and overall profitability.  Depending on general market conditions and other variables, once the modifications to the Ohio are complete and the newly acquired dredges and the auxiliary vessel are fully deployed, we anticipate that these vessels will generate approximately $9 million to $13 million of incremental EBITDA on an annualized basis, based upon estimated incremental operating income of $6.5 million to $10.5 million and estimated depreciation of $2.5 million.  EBITDA is defined as net income (loss) adjusted for net interest expense, income taxes, depreciation and amortization expense.

Warrant Redemption

On June 19, 2007, we issued a notice of redemption to the holders of our outstanding warrants to purchase shares of our common stock.  The agreement governing the warrants provides that we are entitled to redeem the warrants if the last trading price of our common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is sent.  The redemption date for the warrants is July 19, 2007.  Because the redemption price is $0.01 per share, we anticipate that all of the warrants will be exercised on or prior to the redemption date.  Assuming full exercise of the warrants outstanding as of June 14, 2007, we will receive proceeds of approximately $87.2 million.  We anticipate using approximately $43 million of such proceeds to repay outstanding indebtedness under our revolving senior credit facility and will use the remaining approximately $44.2 million in proceeds for identified efficiency enhancements to existing equipment, potential new equipment acquisitions and general corporate purposes.

New Senior Revolving Credit Facility

On June 12, 2007, we entered into a $155 million new senior revolving credit facility, refinancing the borrowings outstanding under our senior credit facility and our equipment term debt.  On June 11, 2007, we bought out an operating lease for three vessels, including the Dredge Texas, for approximately $11 million, refinancing such purchase under our new senior revolving credit facility.  As of June 15, 2007, we had outstanding senior debt of approximately $64.5 million under our new senior revolving credit facility, which included $25.5 million in borrowings used to temporarily finance the purchase of the Dredge Terrapin Island, as discussed above.